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      SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                        SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
                   (Amendment No. 3 )(1)

                    BEI Electronics, Inc.
                      (Name of issuer)

       Class A Common Stock $0.001 Par Value Per Share
               (Title of class of securities)

                          05538E109
                       (CUSIP number)

(Continued on following page (s))

(Page 1 of 6 Pages)
_________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.).

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Page 2 of 6 Pages
CUSIP No. 05538E109


1.   NAME OF REPORTING PERSONS S.S. OR I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSONS
          Societe Generale Asset Management Corp. 13-3557071

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH
5.   SOLE VOTING POWER
          0

6.   SHARED VOTING POWER
          400,000 Shared with the Fund.


7.   SOLE DISPOSITIVE POWER
          0

8.   SHARED DISPOSITIVE POWER
          400,000 Shared with the Fund.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON
          400,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (9) EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.
         5.73%

12.  TYPE OF REPORTING PERSON*
         IA

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Page 3 of 6 Pages
CUSIP No. 05538E109

1.   NAME OF REPORTING PERSONS S.S. OR I.R.S
     IDENTIFICATION NO.OF ABOVE PERSONS
          SoGen International Fund, Inc. 132672902

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [ ]
     (b)   [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH

5.    SOLE VOTING POWER
        0

6.   SHARED VOTING POWER
        400,000 Shared with its investment adviser, Societe Generale Asset Management Corp.

7.   SOLE DISPOSITIVE POWER
        0

8.   SHARED DISPOSITIVE POWER
          400,000 Shared with its investment adviser, Societe Generale Asset Management Corp.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          400,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        5.73%

12.  TYPE OF REPORTING PERSON*
         IV

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                        SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1
(a) Name of Issuer:
        BEI Electronics, Inc. (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
        One Post Street, Suite 2500, San Francisco, CA 94104

Item 2
(a) Names of Persons Filing:
        Societe Generale Asset Management Corp., a Delaware corporation (the "Adviser"), and its investment advisory client, SoGen International Fund, Inc., a Maryland corporation (the "Fund").

(b) Address of Principal Business Office:
          The principal business offices of the Adviser and the Fund are located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship:
        The Adviser is a Delaware corporation.
        The Fund is a Maryland corporation.

(d) Title of Class of Securities:
        Common Stock $0.001 Par Value Per Share (the "Shares").

(e) CUSIP Number:
        05538E109

 Item 3
The persons filing this Schedule 13G are:
     (d) an investment company registered under Section 8 of the Investment Company Act of 1940, as amended
     (the "Fund"), and

     (e) an investment adviser registered under Section
     203 of the Investment Advisers Act of 1940, as amended (the "Adviser").

                               Page 4 of 6
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Item 4
Ownership.

(a) Amount Beneficially Owned:
        The Adviser and the Fund beneficially own 400,000 Shares.

(b) Percentage of class:
        The Adviser and the Fund beneficially own 5.73% of the outstanding Shares.

(c)  Number of Shares As to Which Such Persons Have:
        (i)   sole power to vote or direct the vote: 400,000
        (ii)  shared power to vote or direct the vote: None
        (iii) sole power to dispose or to direct the disposition of: 400,000
        (iv)  shared power to dispose or to direct the disposition of: None

Item 5
Ownership of Five Percent or Less of a Class.
     Not Applicable.

Item 6
Ownership of More Than Five Percent on Behalf of
Another Person.
     Not Applicable.

Item 7
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported On By the
Parent Holding Company.
     Not Applicable.

Item 8
Identification and Classification of Members of the Group.
     Not Applicable.

Item 9
Notice of Dissolution of Group.
     Not Applicable.

                                Page 5 of 6
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Item 10
Certification.
     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 1997

SOCIETE GENERALE ASSET MANAGEMENT CORP.
By:     /s/ Jean-Marie Eveillard
Title:  Jean-Marie Eveillard, President

SOGEN INTERNATIONAL FUND, INC.
By:    /s/ Jean-Marie Eveillard
Title: Jean-Marie Eveillard, President



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